Exhibit 99.1

NEWS RELEASE

Toronto, January 8, 2025

Franco-Nevada Announces Appointment of Director

Franco-Nevada is pleased to announce that Daniel Malchuk has joined its board of directors, effective today. Mr. Malchuk brings over 30 years of strategic, operational and financial experience in the natural resource industry to the board. He currently serves as a director of SSR Mining Inc. and also serves as Senior Advisor with Appian Capital Advisory LLP and chairman of Jetti Resources LLC. Previously, Mr. Malchuk held various leadership positions with BHP Group Ltd. until his retirement in 2020 including President Operations, Minerals Americas, President of Copper, President of Aluminum, Manganese, and Nickel, President, Minerals Exploration and Vice President, Strategy and Development. Mr. Malchuk holds a Civil Industrial Engineer degree from Universidad de Chile and an MBA from University of California at Los Angeles (UCLA) Anderson School of Management.

Corporate Summary

Franco-Nevada Corporation is among the leading gold-focused royalty and streaming companies with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com